16013710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 02 2016
Washington DC
403

2016 MAR -2 PM 3:49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Magner Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3414 Peachtree Road, Suite 105
(No. and Street)

Atlanta	**Georgia**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Magner **(404) 266-1361**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles Buchholz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Magner Securities, LLC**, as of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Notary Public

SHEILA ANN TERRY NOTARY EXPIRES GEORGIA JULY 12, 2017 PUBLIC NEWTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Magner Securities, LLC

We have audited the accompanying financial statements of Magner Securities, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Magner Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magner Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Magner Securities, LLC financial statements. The information is the responsibility of Magner Securities, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

MAGNER SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015
WITH
REPORT OF INDEPENDENT REGISTERED
ACCOUNTING FIRM

MAGNER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 23,530
Prepaid expenses	8,926
Total assets	32,456
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to parent	701
Other accounts payable	1,134
Accrued expenses	6,536
Total liabilities	8,371
Member's equity	24,085
Total liabilities and member's equity	$ 32,456

See accompanying notes.

MAGNER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 12,246
Fees	3,400
Total revenues	15,646
EXPENSES	
Management fees to parent	242
Occupancy	1,343
Interest expense	345
Communications	146
Other operating expenses	39,505
Total expenses	41,581
NET LOSS	$ (25,935)

See accompanying notes.

MAGNER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (25,935)
Noncash items included in net loss	
Decrease in due to parent	(5,669)
Decrease in prepaid expenses	6,351
Decrease in accounts receivables	14,468
Decrease in other accounts payable	(89)
Increase in accrued expenses	166
CASH USED BY OPERATING ACTIVITIES	(10,708)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution by member	14,000
Principal payments on insurance contract financing	(7,826)
CASH PROVIDED BY FINANCING ACTIVITIES	6,174
NET INCREASE IN CASH	(4,534)
CASH, at beginning of year	28,064
CASH, at end of year	$ 23,530
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest expense	$ 345

See accompanying notes.

MAGNER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$ 36,020
Capital contribution	14,000
Net Loss	(25,935)
Balance, December 31, 2015	$ 24,085

See accompanying notes.

MAGNER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2015

CORPORATE ORGANIZATION AND BUSINESS

Magner Securities, LLC (the "Company"), was formed during February 2002 and is wholly-owned by Magner.network, LLC ("Parent"). In May 2004, the Company became a registered broker-dealer. In December 2015, the Company withdrew as a registered-broker dealer.

The Company has been subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of Georgia. However, going forth subject to the Company's withdrawal of its registered-broker dealer will no longer be subject to the regulations of the above organizations and authorities.

The Company's principal business activity was offering variable contracts with securities investment features, and providing oversight control and administrative support for non-producing registered representatives.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and'expenses. Actual results may differ from these estimates.

Income taxes: The Company is organized as a Georgia Limited Liability Company, taxable as a sole proprietorship. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its Parent that is also a flow-through limited liability company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained of the taxing authority examines the respective position. A tax position include an entity's status. Including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax provisions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Date of Management's Review: Subsequent events were evaluated through February 28, 2016 which is the date the financial statements were available to be issued.

Reserve for Commission Chargebacks: Commission revenues arising for the sale of certain investment arrangements, are subject to refund in the ordinary course of business. The Company provides a reserve, when needed, for such refunds/chargebacks based on historic experience. No reserve was needed at December 31, 2015.

MAGNER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2015

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to cash and cash equivalents.

The Company maintains it bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $15,159, which was $10,159 in excess of its required net capital of $5,000 and the ratio of aggregated indebtedness to net capital was .55 to 1.0.

EXPENSE SHARING AGREEMENT AND RELATED PARTIES

The Company has an expense sharing agreement with it Parent. Under the terms of the agreement, the Company shares general administrative support personnel, office facilities and other general and administrative costs with the Parent in exchange for movement fees. Monthly management fees are based on the Company's portion of actual costs incurred by the Parent for the month. Expenses under the agreement in the accompanying financial statements for 2015 total approximately $2,915. The amount due to parent on the statement of financial condition arises from this arrangement.

Financial position and results of operations would differ from the amounts in accompanying financial statements if these related parties transaction did not exist.

NET LOSS

The Company has operating losses in 2015, 2014, 2013 and 2012 and was dependent upon capital contributions from it Member for working capital and net capital.

Due to a change in the business environment, the nature of the business, and the continued losses the Company does not anticipate to continue the business in its present structure, and has withdrawn as a registered broker-dealer.

MAGNER SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPTAL	
Total member's equity	$ 24,085
less nonallowable assets	
Prepaid expenses	(8,926)
Net Capital	$ 15,159
AGGREGATE INDEBTEDNESS	$ 8,370
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 10,159
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	55.2%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.

MAGNER SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Section A.(k)(1) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Magner Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Magner Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Magner Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Magner Securities, LLC stated that Magner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Magner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Magner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

MAGNER SECURITIES, LLC

BROKER DEALERS AI\NUAL EXEMPTION REPORT

Magner Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(l) of the Rule.

Magner Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Richard E. Magner
January 4 , 2016